Filed pursuant to 424(b)(3)

Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 14 DATED JUNE 7, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 13 dated May 26, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions.”

A. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Probable Real Property Acquisitions”

The following subsection is inserted before the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property” on page 86 of the Prospectus:

Chicago Industrial Portfolio

On May 4, 2011, one of our wholly-owned subsidiaries entered into a definitive agreement to acquire a 100% fee interest in nine industrial buildings aggregating approximately 1.4 million square feet on 108.8 acres located in Chicago, Illinois (the “Chicago Industrial Portfolio”). In connection with this proposed acquisition, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes Bridge Point Woodridge, LLC, JES Argonne Bridge, LLC, Argonne Bridge LLC, Argonne Water, LLC, Park 355, LLC, JES Park 355, LLC, RES Park 355, LLC, MSP Park 355, LLC, SFP Park 355, LLC, Crossroads Bolingbrook, LLC, RES Crossroads Bolingbrook, LLC, JES Diehl Road Aurora, LLC, RES Diehl Road Aurora, LLC, MSP Diehl Aurora, LLC, Diehl Road Aurora, LLC, JES Church Bilter, LLC, RES Church Bilter, LLC, MSP Church Bilter, LLC, and Church Bilter, LLC. The Chicago Industrial Portfolio is currently 89% leased to 28 tenants with an average remaining lease item (based on square feet) of 4.5 years. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us, through our wholly-owned subsidiaries. One tenant in the Chicago Industrial Portfolio individually leases more than 10% of the rentable area of the Chicago Industrial Portfolio, as described below:

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Reviva Logistics, LLC, a provider of logistic services for the transportation industry, leases approximately 295,000 square feet, or approximately 21% of the portfolio’s rentable area, under a lease that expires in February 2013 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $1.2 million and is subject to a rent escalation of approximately 0.6% in September 2011, 1.8% in March 2012, and 0.6% in September 2012.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that the Chicago Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Chicago Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Chicago Industrial Portfolio that may compete with this portfolio. If acquired, the cost of the Chicago Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price is expected to be approximately $101.9 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase agreement and completion of due diligence, we deposited an amount of $2.0 million into an escrow account. Pursuant to the terms of the Advisory Agreement, we expect to pay an acquisition fee to the Advisor. We plan to fund the acquisition using proceeds from this offering and debt financing and there can be no assurances that we will be able to secure debt financing.

Data for the average effective annual gross rent per leased square foot, for the Chicago Industrial Portfolio for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 was not available as it was not provided by the seller.

The Chicago Industrial Portfolio acquisition is expected to close during the second and third quarters of 2011. There is no assurance that we will be able to purchase the Chicago Industrial Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.

Class A Industrial Portfolio

On May 31, 2011, two of our wholly-owned subsidiaries entered into three separate definitive agreements to acquire a 100% fee interest in two industrial buildings and a 100% leasehold interest in a third industrial building, aggregating approximately 2.0 million square feet on 143.2 acres. The buildings are located in Atlanta, Georgia; York, Pennsylvania; and Houston, Texas (collectively referred to as the “Class A Industrial Portfolio”). In connection with this proposed acquisition, three separate purchase and sale agreements were entered into by and between our wholly-owned subsidiaries and the group of sellers that includes VIF II/Liberty Industrial, LLC for the Atlanta, Georgia building; VIF II/York, L.P. for the York, Pennsylvania building; and GSL 16/VIF Gillingham, L.P. for the Houston, Texas building. The Class A Industrial Portfolio is currently 100% leased to five tenants with an average remaining lease term (based on square feet) of approximately 13 years. Upon consummation of the acquisition, the lease agreements are expected to be assigned to and assumed by us through our wholly-owned subsidiaries. Four of these tenants each individually lease more than 10% of the rentable area of the Class A Industrial Portfolio, as described below:

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Phillips-Van Heusen Corporation, a global apparel company, leases approximately 851,000 square feet, or approximately 43% of the portfolio’s rentable area, under a lease that expires in August 2030 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $2.2 million and is subject to a rent escalation of approximately 7% in September 2011 and annual rent escalations of 1% thereafter in September.

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GlaxoSmithKline Consumer Healthcare, L.P., a division of GlaxoSmithKline plc, a pharmaceutical company, that produces oral healthcare and over-the-counter medications, leases approximately 494,000 square feet, or approximately 25% of the portfolio’s rentable area, under a lease that expires in December 2022 with three options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.4 million and is subject to a rent escalation to approximately $2.6 million in January 2013 and annual rent escalations of 2% thereafter.

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Fairfield Industries Incorporated, a geophysical service provider specializing in shallow-water seismic data mining and technology, leases approximately 267,000 square feet, or approximately 14% of the portfolio’s rentable area, under a lease that expires in January 2019 with two options to extend the lease for a period of five years each. The annual base rent under the lease is currently approximately $1.7 million and is subject to a rent escalation of approximately 3% every three years beginning September 2011.

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Suntron GCO, LP, a manufacturing company that provides electronic systems to the aerospace, medical, telecom, and defense industries, leases approximately 223,000 square feet, or approximately 11% of the portfolio’s rentable area, under a lease that expires in March 2013 with one option to extend the lease for a period of seven years. The annual base rent under the lease is currently approximately $1.5 million, with no further escalations remaining. The lease is guaranteed by Suntron Corporation.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of their respective properties.

Our management currently believes that the Class A Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and the Class A Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Class A Industrial Portfolio that may compete with this portfolio. If acquired, the cost of the Class A Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price is expected to be approximately $111.8 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. In connection with the execution of the purchase and sale agreements and completion of due diligence, we deposited an aggregate amount of $2.0 million into an escrow account. Pursuant to the terms of the Advisory Agreement, we expect to pay an acquisition fee to the Advisor. We plan to fund the acquisition using proceeds from this offering and debt financing and there can be no assurances that we will be able to secure debt financing.

The following table shows the weighted-average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the Class A Industrial Portfolio during each of the past five years ended December 31:

Year (1)	Weighted-Average Occupancy	Average Effective Annual Gross Rent per Leased Square Foot (2)
2010	100%	$3.59	(3)

(1)	Data for the years ended December 31, 2006, 2007, 2008, and 2009 was not available as it was not provided by the seller.
(2)	Average effective annual gross rent per lease square foot for each year is calculated by dividing such year’s gross total rental revenue (excluding operating expense recoveries) by the weighted-average square footage under lease during such year.
(3)	The average effective annual gross rent per leased square foot, including the tenant concessions for the year ended December 31, 2010, was $3.22.

The acquisition of the Class A Industrial Portfolio is expected to close during the second quarter of 2011. There is no assurance that we will be able to purchase the Class A Industrial Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.